SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SRS Labs, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78464M 10 6

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78464M 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas C.K. Yuen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 567,774

	6.	Shared Voting Power 2,645,870

	7.	Sole Dispositive Power 567,774

	8.	Shared Dispositive Power 2,645,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,213,644

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 25.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78464M 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Misako Yuen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,645,870

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,645,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,645,870

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 21.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78464M 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Yuen Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,645,870

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,645,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,645,870

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 21.3%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer SRS Labs, Inc.
	(b)	Address of Issuer's Principal Executive Offices 2909 Daimler Street, Santa Ana, California 92705

Item 2.
	(a)	Name of Person Filing Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust
	(b)	Address of Principal Business Office or, if none, Residence SRS Labs, Inc. 2909 Daimler Street Santa Ana, California 92705
	(c)	Citizenship Thomas C.K. Yuen and Misako Yuen are citizens of the U.S.A. and the Thomas Yuen Family Trust is a trust formed under the laws of the State of California.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 78464M 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	If this statement is filed pursuant to §240.13d-1(c), check this box [ ].

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
		Thomas C.K. Yuen		3,213,644
		Misako Yuen		2,645,870
		Thomas Yuen Family Trust		2,645,870
	(b)	Percent of class:
		Thomas C.K. Yuen		25.1%
		Misako Yuen		21.3%
		Thomas Yuen Family Trust		21.3%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
			Thomas C.K. Yuen	567,774
			Misako Yuen	0
			Thomas Yuen Family Trust	0
		(ii)	Shared power to vote or to direct the vote
			Thomas C.K. Yuen	2,645,870
			Misako Yuen	2,645,870
			Thomas Yuen Family Trust	2,645,870
		(iii)	Sole power to dispose or to direct the disposition of
			Thomas C.K. Yuen	567,774
			Misako Yuen	0
			Thomas Yuen Family Trust	0
		(iv)	Shared power to dispose or to direct the disposition of
			Thomas C.K. Yuen	2,645,870
			Misako Yuen	2,645,870
			Thomas Yuen Family Trust	2,645,870

The shares beneficially owned by Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust include 2,645,870 shares held by the Thomas Yuen Family Trust, of which Mr. and Mrs. Yuen are co-trustees.   The shares beneficially owned by Thomas C.K. Yuen also include 371,598 shares issuable to Mr. Yuen upon exercise of stock options that vest on or before March 1, 2003, and Mr. Yuen’s beneficial ownership of such shares is subject to applicable community property laws.  The shares beneficially owned by Mr. and Mrs. Yuen and the Thomas Yuen Family Trust do not include 213,469 shares held by Atsuko Hamasaki as (i) trustee of the Yuen 1993 Irrevocable Trust (144,825 shares), and (ii) custodian for Mr. and Mrs. Yuen’s children, Jennifer Wen Lee Yuen (31,465 shares) and Constance Kahlee Yuen (37,179).  Mr. and Mrs. Yuen and the Thomas Yuen Family Trust disclaim beneficial ownership of the 213,469 shares held by Atsuko Hamasaki in the above-referenced capacities. The shares beneficially owned by Mr. and Mrs. Yuen and the Thomas Yuen Family Trust do not include 5,714 shares held by Mr. and Mrs. Yuen’s adult daughter, Jennifer Wen Lee. Mr. and Mrs. Yuen and the Thomas Yuen Family Trust disclaim beneficial ownership of the 5,714 shares held by Jennifer Wen Lee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable.

Item 8.	Identification and Classification of Members of the Group
This filing is on behalf of Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust as members of a group pursuant to Rule 13d-1(d).

Item 9.	Notice of Dissolution of Group
Inapplicable

Item 10.	Certification
Inapplicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
Date

/s/ THOMAS C.K. YUEN
Thomas C.K. Yuen

/s/ MISAKO YUEN
Misako Yuen

THOMAS YUEN FAMILY TRUST

By:	/s/ THOMAS C.K. YUEN
Thomas C.K. Yuen, Co-Trustee

By:	/s/ MISAKO YUEN
Misako Yuen, Co-Trustee